JCDecaux


05009506


SEC MAIL PROCESSING SECTION
RECEIVED
JUL 0 5 2005
185
WASH. D.C.

JCDecaux-Publicis Groupe

Agreement on the reorganisation of shareholdings

Out of Home Media

Paris, 28 June 2005 – JCDecaux SA (Euronext Paris: DEC), the number one outdoor advertising company in Europe and number two worldwide, and Publicis Groupe, longstanding partners in outdoor advertising, announced today that they have signed an agreement defining the principles relating to the reorganisation of their portfolio of shareholdings.

As announced on 16 May, the two groups have decided to reorganise their operations as follows:

In street furniture, JCDecaux will:

- buy back, in France, MRE's 50% interest in SOPACT (Société de Publicité des Abribus et Cabines Téléphoniques), the company that manages the advertising contract for bus shelters in Paris.
- buy back, in the Netherlands, MRE's 50% interest in both JCDecaux Nederland BV and VKM, the companies that manage the street furniture contracts for the main Dutch cities.

Following these transactions, JCDecaux will own 100% of SOPACT, JCDecaux Nederland BV and VKM.

In transport advertising (excluding airports), JCDecaux will acquire a 33% interest in Metrobus, the company that manages advertising space in the Metro, RER suburban rail system and buses for the RATP (Paris urban transport), as well as advertising space in the Marseille Metro and bus networks in some 60 other French cities.

The value of this transaction is €110 million. The closing should be signed before 31 December 2005.

Jean François Decaux, Chairman of the Executive Board and Co-CEO, said:

"This agreement enables us to buy back the minority interests in our subsidiaries whilst at the same time acquiring an interest in one of the major players in outdoor advertising. Metrobus, the seventh largest operator worldwide, has successfully managed advertising on the Metro and buses in Paris since 1949, and will therefore become a key strategic partner of JCDecaux in the development of advertising on transport (excluding airports). This agreement illustrates perfectly JCDecaux's strategy of growth and consolidation of its markets."

JCDecaux SA
United Kingdom: 991 Great West Road, Brentford - Middlesex TW8 9DN - Tel.: +44 (0) 208 326 7777
Head Office: 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tel.: +33 (0)1 30 79 79 79
www.jcdecaux.com



JCDecaux

Key Information on the Group

- *2004 revenues: €1,627.3 million; Q1 2005 revenues .* €379.7 million
- *JCDecaux is listed on the Eurolist of Euronext Paris and is part of the Euronext 100 and FTSE4Good indexes*
- *N°1 worldwide in street furniture (311,000 faces)*
- *N°1 worldwide in airport advertising with 155 airports and more than 150 transport contracts in metros, buses, trains and tramways (208,000 faces)*
- *N°1 in Europe for billboards (197,000 faces)*
- *716,000 advertising faces in 45 countries*
- *Present in 3,500 cities with more than 10,000 inhabitants*
- *7,500 employees*

Press Relations
Agathe Albertini
Tel : +33 (0)1 30 79 34 99
Fax : +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

Investor Relations
Alexandre Hamain
Tel : +33 (0)1 30 79 79 93
Fax : +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr